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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68146

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/19** (mm/dd/yy) AND ENDING **12/31/19** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Funding Circle Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Second St, Floor 4
(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Stephenson **415-660-9793**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – if individual, state last, first, middle name)

4601 DTC Blvd, Suite 700	**Denver**	**CO**	**80237**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Helene Berson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Funding Circle Securities, LLC**, as of **December 31, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of: California

County of: Marin

Subscribed and sworn to (or affirmed) before me on this 21 day of FEB 20 20 by HELENE BERSON, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Frank Tabacca, Notary Public

SEAL

FRANK P. TABACCA
Notary Public - California
Marin County
Commission # 2255685
My Comm. Expires Sep 21, 2022

.... *Additional Information* ....

DOCUMENT INFORMATION

Document Title: OATH OR AFFIRMATION 1 PG

[ ] Placed under Oath

[ ] Document signed before the Notary

TYPE OF INDENTIFICATION

[ ] Satisfactory Evidence – ID card

[ ] One credible witness acknowledging identity of principal

[ ] Two credible witnesses acknowledging identity of principal

Funding Circle Securities, LLC

December 31, 2019

Table of Contents

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Funding Circle Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Funding Circle Securities, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's capital and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

Spicer Jeffries LLP has served as Funding Circle Securities, LLC's auditor since 2018.

Denver, Colorado
February 11, 2020

FUNDING CIRCLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash	$	63,932
Prepaid assets		5,091
Total assets	$	69,023

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable and accrued liabilities	$	16,412
Total liabilities		16,412
Commitments and contingencies		
Member's capital		52,611
Total liabilities and member's capital	$	69,023

See accompanying notes to the financial statements

FUNDING CIRCLE SECURITIES, LLC

STATEMENT OF OPERATIONS

for the year ended December 31, 2019

Revenue	$ -
Expenses	
Professional fees	121,540
Regulatory fees	22,990
Operating expenses	8,030
Total expenses	152,560
Net loss	$ (152,560)

See accompanying notes to the financial statements

FUNDING CIRCLE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

for the year ended December 31, 2019

Member's capital, beginning of year	$	45,171
Contributions		160,000
Net loss		(152,560)
Member's capital, end of year	$	52,611

See accompanying notes to the financial statements

FUNDING CIRCLE SECURITIES, LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(152,560)
Change in operating assets and liabilities:		
Prepaid Expense		(795)
Accounts payable and accrued expenses		4,212
Net cash used in operating activities		(149,143)
Cash flows from financing activities:		
Contributions from member		160,000
Net cash provided by financing activities		160,000
Net increase in cash		10,857
Cash, beginning of year		53,075
Cash, end of year	$	63,932
Supplemental information:		
Income taxes paid	$	800
Interest paid	$	-

See accompanying notes to the financial statements

Funding Circle Securities, LLC

Notes to the Financial Statements

December 31, 2019

1. Organization and Summary of Accounting Policies

Organization and Nature of Business

Funding Circle Securities, LLC (formerly known as DSRM Brokerage, LLC) (the "Company") is a Delaware Limited Liability Company formed on December 17, 2008 with a perpetual term of existence and limited liability in accordance with the firm's operating agreement and relevant state law. The Company is a foreign LLC registered to do business in California. The Company is 100% owned by Funding Circle USA, Inc. (the "Parent").

The Company became a member of the Financial Industry Regulatory Authority on March 22, 2010. The Company is a private placement broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), a SIPC member and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company conducts a securities business limited to private placement of securities issued by another subsidiary of its Parent. The Company does not receive any compensation for the services provided.

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

2. Net Capital

The Company is a member firm of FINRA, and is subject Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain minimum "Net Capital" of the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as these terms are defined, and that the ratio of aggregate indebtedness to net capital, both as defined by the Rule, shall not exceed 15 to 1. Net Capital and Aggregate Indebtedness change daily. The Company had Net Capital of $47,520 at December 31, 2019 which exceeded the regulatory requirement of $5,000 by $42,520. The ratio of Aggregate Indebtedness to Net Capital was .35 to 1 at December 31, 2019.

3. Income Taxes

The Company was formed as a Delaware Limited Liability Company ("LLC"). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable. The Company is subject to examination by the federal and state taxing authorities for the prior three years.

4. Related Party Transactions

As discussed in Note 1, the Company does not receive any compensation for its private placement services provided to an affiliated entity. Its operations are funded through capital contributions from its Parent who has committed to continue to make such contributions.

The Company has an expense sharing agreement with the Parent. The Company has no obligation to reimburse or compensate the Parent unless requested by the Parent. The Company's results of operations and financial position could differ from those that would have been obtained if the entities were autonomous.

5. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Management has reviewed the accounting updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended December 31, 2019. Based upon this review, the Company has implemented the pronouncements that require adoption, if any, and disclosed them in the appropriate footnote. Management has also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material effect on the financial statements taken as a whole.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset,

liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2019 or during the year then ended.

7. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019 or during the year then ended.

8. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTAL INFORMATION
SCHEDULE I

FUNDING CIRCLE SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2019

Net capital:		
Total member's capital		$ 52,611
Less: Non-allowable assets		
Prepaid expense		5,091
Total non-allowable assets		5,091
Net Capital		**47,520**
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$ 16,412	
Total aggregate indebtedness (A.I.)		$ 16,412
Computation of basic net capital requirement, greater of:		
Minimum net capital required (6-2/3% of A.I.)		$ 1,094
Minimum dollar requirement		$ 5,000
Excess net capital		$ 42,520
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement		$ 41,520
Ratio: Aggregate indebtedness to net capital		.35 to 1

The above computation of net capital pursuant to SEC Rule 15c3-1 does not differ materially from the computation as of December 31, 2019 included in the Company's unaudited Form X-17a5, Part IIA.

See report of independent registered public accounting firm

SUPPLEMENTAL INFORMATION
SCHEDULE II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2019

An exemption from Rule 15c3-3 is claimed, as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2019

An exemption from Rule 15c3-3 is claimed, as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Funding Circle Securities, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Funding Circle Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 11, 2020

Funding Circle
Securities

February 7, 2020

SEA 15c3-3 Exemption Report
I, Helene Berson, Chief Financial Officer of Funding Circle Securities, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA S240.15c3-3;

2. The Company met the identified exemption provisions in SEA S240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2019 without exception;

Respectfully submitted,

Helene Berson
Chief Financial Officer